EXHIBIT 14

DALRADA TECHNOLOGY GROUP, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

POLICY

It is the policy of Dalrada Technology Group, Inc. (‘the Company’, ‘Company’, ‘We’) to manage and operate its business activities in conformity with applicable laws and high ethical standards. Both the Board of Directors and management are determined to comply fully with the law, and to maintain the Company’s reputation for integrity and fairness in business dealings with others.

SCOPE

This policy applies to all employees, officers and directors at all Company locations.

RESPONSIBILITY

All employees, officers and directors are expected to adhere to all ethical and legal standards as outlined in this policy and to preserve the Company’s integrity and reputation.

PROVISIONS

1.	Financial Record-Keeping

It is the policy of the Company to fully and fairly disclose the ﬁnancial condition of the Company in compliance with the applicable accounting principles, laws, rules and regulations and to make full, fair, accurate, timely and understandable disclosure in our periodic reports ﬁled with the Securities and Exchange Commission (“SEC”) and in other communications to securities analysts, rating agencies and investors.

Honest and accurate recording and reporting of information is critical to our ability to make responsible business decisions. The Company’s accounting records are relied upon to produce reports for the Company’s management, rating agencies, investors, creditors, the SEC and other governmental agencies and others.

Therefore, our ﬁnancial statements and the books and records on which they are based must accurately reﬂect all corporate transactions and conform to all legal and accounting requirements. Our system of internal control is designed to provide this information.

All employees have a responsibility to ensure that the Company’s accounting records do not contain any false or intentionally misleading entries. Information on which our accounting records are based is the responsibility of all employees.

We do not permit intentional misclassification of transactions as to accounts, departments or accounting periods. In particular we require that:

•	all Company accounting records, as well as reports produced from those records, are kept and presented in accordance with the laws of each applicable jurisdiction;

•	all records fairly and accurately reflect the transactions or occurrences to which they relate;

•	all records fairly and accurately reflect in reasonable detail the Company’s assets, liabilities, revenues and expenses;

•	the Company’s accounting records do not contain any intentionally false or misleading entries;

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•	no transactions are misclassified as to accounts, departments or accounting periods;

•	all transactions are supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period;

•	all Company accounting financial reports be prepared in accordance with generally accepted accounting principles; and

•	the Company’s system of internal accounting controls, including compensation controls, be followed at all times.

2.	Improper Payments

No payment or transfer of Company funds or assets shall be made that is not authorized, properly accounted for and clearly identiﬁed on the Company’s books. Payment or transfer of the Company’s funds and assets are to be used only as speciﬁed in the supporting documents.

No employee, officer or director may authorize any payment or use any funds or assets for a bribe, “kickback,” or similar payment that is directly or indirectly for the beneﬁt of any individual (including any government official, agent or employee), company or organization and which is designed to secure favorable treatment for the Company. Under federal legislation it is a felony to make payments of this kind to foreign government officials.

3.	Political Contributions

It is the Company’s policy not to contribute, directly or indirectly, any Company funds or assets to any political party, committee, organization, or candidate for any office (federal, state or local) in the United States or any foreign country. Employees may, on their own time, support individual candidates or political committees, all subject to applicable laws, and may make voluntary contributions to such candidates or committees. The Company may not reimburse any employee for making any political contributions.

4.	Acceptance of Payments

Employees, officers and directors may not seek or accept either directly or indirectly, any payments, fees, services, or other gratuities (irrespective of size or amount) outside the normal course of the employee’s business duties from any other person, company or organization that does or seeks to do business with the Company. Gifts of cash or cash equivalents of any amount are strictly prohibited. The receipt of common courtesies, sales promotion items of nominal value, occasional meals, and reasonable entertainment appropriate to a business relationship and associated with business discussions are permissible.

5.	Business Entertainment

All solicitations or dealings with suppliers, customers, or others doing or seeking to do business with the Company shall be conducted solely on a basis that reﬂects both the Company’s best business interests and its high ethical standards. The Company does permit the providing of common courtesies, entertainment, and occasional meals for potential or actual suppliers, customers, or others involved with the Company’s business, in a manner appropriate to the Company’s relationship and associated with business discussions. Expenses in this connection must be reasonable, customary and properly authorized and reported.

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6.	Conﬂicts of Interest

The Company expects all employees, officers and directors to exercise good judgment and the highest ethical standards in private activities outside the Company that in any way can affect the Company. They shall at all times exercise particular care that no detriment to the interest of the Company may result from a conﬂict between those interests and any personal or business interests which the individual may have. In particular, every employee, officer and director has an obligation to avoid any activity, agreement, business investment or interest or other situation that might, in fact or in appearance, cause an individual to place his or her own interest, or that of any other person or entity, above his or her obligation to the Company. The words “in appearance” should be noted particularly since the appearance of an action might tend to impair conﬁdence even if the individual may not actually do anything wrong.

To this end, employees, officers and directors must avoid any investments, associations or other relationships that could conﬂict with their responsibility to make objective decisions in the Company’s best interests. Any potential conﬂicts of interest must be reported immediately to the Chief Executive and the Company’s legal counsel. In the case of an officer, conﬂicts of interest must be reported immediately to the Company’s Chief Executive, the other executive officers and its legal counsel. In the case of a director, conﬂicts should be reported to the entire Board, the Chief Executive, and the Company’s legal counsel.

7.	Corporate Opportunities

No employee, officer or director of the Company shall for personal or any other person’s or entity’s gain deprive the Company of any business opportunity or beneﬁt which could be construed as related to any existing or reasonably anticipated future activity of the Company. Emp1oyees, officers and directors who learn of any such opportunity through their association with the Company may not disclose it to a third party or invest in the opportunity without ﬁrst offering it to the Company.

8.	Conﬁdentiality

All employees, officers and directors are responsible for safeguarding and keeping conﬁdential any information that the Company considers to be of a conﬁdential or sensitive nature. Such information includes, but is not limited to ﬁnancial records and reports, marketing and strategic planning information, employee-related documents, unpublished manuscripts, research and development of potential new products as well as information relating to potential mergers and acquisitions, stock splits and divestitures, and other materials that the Company would not want disclosed to a competitor or any unauthorized recipient, or that might be harmful to the Company or its customers if disclosed whether or not such information is marked “conﬁdential.” Conﬁdential information also includes information concerning possible transactions with other companies or information about the Company’s customers, suppliers or joint venture partners, which the Company is under an obligation to keep conﬁdential. Employees must exercise caution and discretion with respect to any appropriate temporary removal of conﬁdential or sensitive information from the Company’s premises, and should safeguard the information from unintended disclosure or loss.

Employees must at all times adhere to the Company’s policies regarding the transmission and storage of the Company’s conﬁdential and sensitive business records.

9.	Compliance with Laws and Regulations

The Company requires its employees, officers and directors to comply with all applicable laws and regulations. Violation of laws and regulations may subject an individual, as well as the Company, to civil and/or criminal penalties. Employees have an obligation to comply with all laws and regulations and policies and procedures and to promptly alert management of any deviation from them.

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(a)	Antitrust Laws

It is the Company’s policy to comply with the letter and spirit of all applicable antitrust laws. If the legality of any contemplated transaction, agreement or arrangement is in doubt, employees, officers and directors must consult with the Company’s legal counsel.

Discussions with competitors regarding the Company’s prices, credit terms, terms and conditions of sale, strategies or other conﬁdential, sensitive or proprietary information are not permissible. This applies both to individual discussions and to participation in trade and professional associations and other business organizations. If a competitor initiates such a discussion, the staff member should refuse to participate or request that counsel be immediately contacted. Staff members should seek guidance from the Company’s legal counsel when appropriate.

(b)	Insider Trading

No employee, officer or director may trade in securities while in possession of material inside information or disclose material inside information to third parties (“tipping”). Material inside information is any information that has not reached the general marketplace through a press release, earnings release or otherwise, and is likely to be considered important by investors deciding whether to trade (e.g., earnings estimates, signiﬁcant business investments, mergers, acquisitions, dispositions and other developments, expansion or curtailment of operations, and other activity of signiﬁcance). Using material inside information for trading, or tipping others to trade, is both unethical and illegal. Accordingly, no employee, officer or director of the Company may: (a) trade securities of the Company or any other company while in possession of material inside information with respect to that company; (b) recommend or suggest that anyone else buy, sell, or hold securities of any company while the employee is in possession of material inside information with respect to that company (this includes formal or informal advice given to family, household members and friends); and

(c)  disclose material inside information to anyone, other than those persons who need to know such information in order for the Company to properly and effectively carry out its business (e.g., to lawyers, advisers and other Company employees working on the matter). Of course, where material inside information is permitted to be disclosed, the recipient should be advised of its non-public nature and the limitations on its use. Any questions as to whether information is material or non-public should be directed to the Company’s legal counsel.

10.	Fair Dealing

Each employee, officer and director should endeavor to deal fairly with the Company’s suppliers, competitors and employees. No one should take unfair advantage of another through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

Information about the Company’s competitors must be used in an ethical manner and in compliance with the law. Under no circumstance should information be obtained through theft, illegal entry, blackmail, or electronic eavesdropping, or through employees misrepresenting their affiliation with the Company or their identity. Any proprietary or non-public information about the Company’s competitors should not be used if it is suspected that such information has been obtained improperly.

11.	Duty to Report Violations and Investigate Reports

Each employee, officer and director is responsible for promptly reporting to the Company any circumstances that such person believes in good faith may constitute a violation of this Policy. Except as provided in the next paragraph, suspected policy violations are to be reported (including conﬁdential and anonymous reports) to the Company’s Chief Executive. Such reports may be verbal, written or by e-mail.

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Any complaint regarding accounting, internal accounting controls or auditing matters must be reported (including conﬁdential and anonymous complaints) to the Company’s Chief Financial Officer, who will be responsible for reporting as appropriate to the Chief Executive, the Audit Committee and legal counsel. Alternatively, complaints may be mailed or e-mailed directly to the Chief Financial Officer.

No retribution against any individual who reports violations of this Policy in good faith will be permitted. However, the reporting of a violation will not excuse the violation itself.

The Company will investigate any matter which is reported and will take any appropriate corrective action.

12.	Violations of Policy

Violations of any of the foregoing provisions may expose the Company and the individuals involved to lawsuits and possible criminal action. Persons who violate this Policy are subject to appropriate disciplinary action, up to and including termination. Any alleged violations of this Policy will be reviewed by appropriate staff members and legal counsel and they will determine the appropriate action to take.

13.	Waivers of Policy

The Company may waive application of any of the foregoing only under unusual circumstances, and then only in conjunction with appropriate monitoring of the particular situation. Waivers may be made only by the Chief Executive Officer, except that waivers for officers and directors may be obtained only from the Board of Directors as a whole or the Audit Committee of the Board of Directors. Any waivers will be disclosed promptly to the Chief Financial Officer. The Company will disclose promptly any waivers or amendments to this Policy that are required to be disclosed by applicable law, regulation or listing standard.

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ACKNOWLEDGMENT OF RECEIPT AND REVIEW

I, _____________________________, do hereby certify that: (Name)

•	I have received and carefully read this Code of Business Conduct and Ethics of Dalrada Technology Group, Inc.,

•	I understand this Code of Business Conduct and Ethics, and

•	I have complied and will continue to comply with the terms of this Code of Business Conduct and Ethics.

Date: _______________________________

(Signature) ___________________________

EACH EMPLOYEE, OFFICER AND DIRECTOR IS REQUIRED TO SIGN, DATE AND RETURN THIS CERTIFICATION TO THE HUMAN RESOURCES DEPARTMENT

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